Alaska Pacific Energy Corp.
2005 Costa Del Mar Road, Carlsbad CA, 92009

June 12, 2009,

H. Roger Schwall, Assistant Director
John W. Madison, Attorney
Division of Corporate Finance
United States Securities and Exchange Commission

With respect to your comment letter dated June 9, 2009 respecting the Alaska Pacific Energy Corp., Form 10-12G/2A filing, the Company formally acknowledges the following:

1. The company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

James R. King, President, CEO and Director
On Behalf of the Board,
Alaska Pacific Energy Corp.